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                                                                     EXHIBIT 7.1


             CARDIAC SCIENCE TENDERS OFFER TO ACQUIRE ARTEMA MEDICAL European Manufacturer of Patient Monitors and Defibrillators Generated
             Revenue of $19 million in the First Nine Months of 2000


IRVINE, Calif. - Jan. 10, 2001 - Cardiac Science Inc. (Nasdaq: DFIB) announced today that it has tendered an offer to acquire all of the outstanding shares of Artema Medical AB of Stockholm, Sweden, a manufacturer of patient monitors and external cardiac defibrillator devices. Artema's stock is publicly traded on the OM Stockholm Exchange O-List (Symbol: ARTM). The Board of Directors of Artema will recommend the Cardiac Science offer to their shareholders.

As consideration, Cardiac Science will issue common stock valued at $20 million for all of the issued and outstanding shares of Artema. Although the final exchange ratio of Cardiac shares issued in the transaction will be based on a trailing 10-day average price of Cardiac stock, the transaction is subject to a "collar," pursuant to which the number of Cardiac shares issued as consideration in the transaction may not be less than 3,333,333 nor more than 4,444,444. Cardiac's offer is conditional upon the tender of at least 90% of the issued and outstanding shares of Artema and receiving all required Swedish and US regulatory approvals.

"The acquisition of Artema, when consummated, will be an excellent strategic fit for Cardiac Science. We look forward to the benefit of Artema's revenue base and strong distribution channels in Europe, the Middle East and Asia. By combining our proprietary automatic defibrillation technology with Artema's patient monitors and external defibrillators, we will be able to create a product line that is unique and will offer us significant competitive marketing advantages. Moreover, we plan to offer our automatic defibrillation module to Artema's installed base of approximately 6,000 hospital patient monitors," said Raymond
W. Cohen, president and CEO of Cardiac Science. "The anticipated effect of this merger will be to accelerate the adoption rate of Cardiac Science's core technology outside the US, generate significant recurring revenue, and potentially save thousands of lives."

It is anticipated that the integration of Cardiac Science's life-saving technology into Artema patient monitors will provide a unique product capability advantage in a rapidly consolidating and highly competitive patient monitoring marketplace. Once connected to an Artema patient monitor, Cardiac Science's defibrillation module will ensure that patients are defibrillated within seconds, on a fully automatic basis without the aid of hospital staff, should they suffer a life-threatening heart rhythm. Hospitals will be able to offer patients improved care and prevent complications caused by delayed defibrillation.

About Artema Medical

Artema develops, manufactures and markets bedside and portable multi-parameter patient monitors and defibrillator devices used in cardiac and emergency care applications inside and outside of hospitals. Artema's products are exported to over 80 countries via prominent independent distributors encompassing Europe, Asia and the Middle East.

About Cardiac Science

Cardiac Science develops, manufactures and markets life-saving external cardiac defibrillator devices and proprietary software that monitors and automatically treats patients who suffer life-threatening heart rhythms. The company's core proprietary tachyarrhythmia detection, defibrillation and electrode technology platform has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world. The growth of the company's installed base provides a recurring revenue stream from the sale of proprietary disposable defibrillator electrodes.

Cardiac Science's fully automatic detection and defibrillation technology continuously monitors a patient's cardiac activity, instantly detects the onset of a life-threatening heart rhythms. The company's core proprietary


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tachyarrhythmia detection, defibrillation and electrode technology platform has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world. The growth of the company's installed base provides a recurring revenue stream from the sale of proprietary disposable defibrillator electrodes.

Cardiac Science's fully automatic detection and defibrillation technology continuously monitors a patient's cardiac activity, instantly detects the onset of a life-threatening heart rhythm, and when appropriate, automatically delivers defibrillation shocks within as little as 10 seconds and without human intervention to re-establish the heart's normal rhythm. Pacing And Clinical Electrophysiology (PACE Vol. 22; 11/1999; p.1648-1655), a peer reviewed cardiology journal, published results from a multi-center study that concluded Cardiac Science's AECD technology potentially represents a means to improve both mortality and morbidity associated with in-hospital cardiac arrest.

The company has an exclusive agreement with Medtronic Physio-Control, a division of Medtronic Inc., (NYSE: MDT), the worldwide market leader in defibrillator products, to distribute the Company's first commercial product, the Powerheart(R), which began shipping in early 2000, in the United States, Canada, and nine European countries. The company also sells its products via prominent independent distributors encompassing Asia, the Middle East, Europe and South America. For more information on Cardiac Science, please visit its Internet site at www.cardiacscience.com.

This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward looking statements include, but are not limited to: a potential transaction between Cardiac Science, Inc. and the shareholders of Artema Medical AB that may or may not occur, the life-saving potential of Cardiac Science's technology, the Company's ability to integrate its technology into Artema's monitors, accelerate the adoption rate of the Company's technology, generate significant recurring revenue, potentially save thousands of lives, develop new products, improve patient-care and prevent complications caused by delayed defibrillation. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 1999 and other documents filed with the Securities and Exchange Commission.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Brett Scott, Chief Financial Officer (telephone number +1 949 587 0357). INVESTORS AND STOCKHOLDERS SHOULD READ THE PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Contact:

         Cardiac Science Inc.      Artema Medical AB
         Raymond W. Cohen          Thomas Axelsson
         President & Chief         Executive Officer  Chief Executive Officer
         +1 949 587-0357           +46 8 733 02 60


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